Exhibit 17.2

JAMES E. DALTON

General, United States Air Force (Retired)

61 Misty Acres Road, Rolling Hills Estates, California 90274

29 July 2005

Dear Bill,

I consider the manner in which the 25 July meeting of the Board of Directors was conducted to be unacceptable and the comments concerning the Special Committee contained in your press release of 25 July to be, at best, ill advised. Given these views and considering the comments contained in the 29 July letter to you from the Special Committee members, I can no longer continue to serve on the Board of Directors of William Lyon Homes. My retirement from the Board is effective COB 5 August 2005, prior to the next Board meeting.

I appreciate the opportunity to have served on the Boards of the Presley Companies and William Lyon Homes and compliment you and your employees on the outstanding performance over the last five years. I wish the company continued success in the future.

Sincerely,

Jim